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Exhibit (a)(1)(E)

NOTICE OF WITHDRAWAL

        If you previously elected to accept Ciprico's offer to exchange, dated November 5, 2002, and would like to change your election and withdraw the tender of all or any portion of your options, you must fill out the table below. Please note that if you elect to keep effective the tender of some portion of your eligible options, you must tender eligible options for all or none of the shares of common stock subject to each of your eligible option agreements. Also, remember that if you wish to withdraw the tender of shares under one or more of your eligible option grants, you must withdraw the tender of all of the shares subject to that eligible option agreement or none of those shares. Please sign this notice on the next page. Once the notice is signed and complete, please return it to Thomas S. Wargolet, Chief Financial Officer at Ciprico Inc., 17400 Medina Road, Plymouth, MN 55447, or facsimile (763) 551-4002 before 12:00 midnight, Eastern Time, on December 5, 2002, unless the offer to exchange is extended.

        To Ciprico Inc.

        I previously received a copy of the offer to exchange, dated November 5, 2002, the letter of transmittal and an election form. I signed and returned the letter of transmittal and election form, in which I elected to tender all or a portion of my options. I now wish to change that election and withdraw from the offer with respect to the option grants listed below:

	Date of Covered Option Grant	Exercise Price of Options Subject to Grant	Total Number of Outstanding Options Subject to Grant
1.
2.
3.
4.

        I understand that by signing this notice and delivering it to the above address, I will be able to withdraw the election of the option grants listed above. I have read, understand and agree to all of the terms and conditions described in the offer to exchange and letter of transmittal.

        I understand that in order to withdraw from acceptance of the offer to exchange, I must sign and deliver this notice to Ciprico before 12:00 midnight, Eastern Time, on December 5, 2002 or if Ciprico extends the deadline to exchange options, before the extended expiration of the offer. I further understand that Ciprico will not accept any conditional or partial returns of individual option grants and that for each option grant previously tendered I must withdraw my election as to the entire option grant.

        I have completed and signed the following exactly as my name appears on my original election form.

Signature(1)
(Please Print Name)
Date	, 2002

(1)
You must complete and sign exactly as your name appears on the option agreement or agreements evidencing the options you are tendering.

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  Exhibit (a)(1)(E)